United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 12, 2026		Director of Investor Relations



Bank of America

Global Metals, Mining and Steel Conference 2026

Gustavo Pimenta

CEO, Vale S.A.

May 12, 2026



VALE

This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;
(b) the global economy;
(c) the capital markets;
(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;
(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.

Disclaimer

VALE

Mining equities lagging structural shifts in global economy

Metals & mining sector share of global equity market remains close to historical average

% of MSCI ACWI[1]


6%
5%
4%
3%
2%
1%
0%
2012
2014
2016
2018
2020
2022
2024
2026

Structural trends should drive demand for minerals...

- *Electrification and infrastructure*
- *Big data and artificial intelligence*
- *Aerospace and defense modernization*

...while geopolitical shifts are increasing the strategic value of physical assets

- *Supply chain control*
- *Energy security*
- *Sovereign industrial policies*

[1] Market capitalization weight of the MSCI ACWI Metals & Mining Index within the MSCI ACWI Index.

VALE

Vale's strategy
Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore
Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper
Accelerating growth to double production

Nickel
Focus on operational efficiency


Our levers
Cultural Evolution
Safety
Innovation
People
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

VALE

Highly-competitive iron ore platform

Growing from 336 Mt to ~360 Mt

- *Capanema and VGR1 delivered; S11D +20 starting in 2H26*
- *Low CAPEX intensity with disbursements nearing completion*

Flexibility driving value creation

- *Adaptable portfolio: mid-grade & high-quality products*
- *Supply chain capilarity: 160 Mtpy blending capacity worldwide*

Resilience through-the-cycle

- *Efficiency program: competitive cost base*
- *>95% of 2026 chartering requirements contracted*
- *Hedging programs to generate ~US$425 MM in cash at spot*

2026 Iron ore FCF – US$ billion


~US$ 1.5 billion in cash addition
~1.2
~0.1
~0.4
FCF @ pre-conflict level²
EBITDA
Sustaining CAPEX
Hedges (FX & oil)
FCF @ spot level³

[1] Includes EBITDA from the iron ore business, sustaining investments, and hedge contracts related to oil and BRL (excluding those associated with the expanded net debt position). [2] Assumes average prices of Jan–Feb 2026 (pre-conflict) applied to 2026: iron ore (US$102/t), Brent (US$67/bbl), bunker (US$490/t), and BRL/USD (5.27). [3] Assumes realized performance between Jan–Apr/26 and spot prices applied to May–Dec 2026: iron ore (US$112/t), Brent (US$104/bbl), bunker (US$675/t), and BRL/USD (4.90).

VALE

Significant growth in copper

Copper production – kt


348
382
350-380
420-500
700
Brownfield drilling upside
Exploration & Hu'u
2024
2025
2026
2030
2035

Pipeline of low capital intensity projects in Carajás

- US$ 5-15k/t Cu Eq. vs. ~22k/t Cu Eq. industry

Leading growth profile compared to major diversified peers

- *~4% CAGR to 2030 vs. -2%-4% peers[1]*
- *~6% CAGR to 2035 vs. 1%-4% peers[1]*

Supported by significant resource potential for further scalability

- *~8 Mt Cu contained in reserves*
- *~31 Mt Cu in M+I resources[2]*

[1] Based on company's presentation where available and market consensus. Diversified peers comprises BHP and Rio Tinto. [2] Mineral Reserve and Mineral Resource (Measured + Indicated), exclusive of Mineral Reserve. Mineral Resource does not include Inferred Mineral Resource. All statements in VBM ownership basis. VBM is owned 90% by VSA and 10% by Manara Minerals. The estimate is current as of Dec. 31, 2025.

Nickel/Polymetallics business: Leading Western supplier of critical minerals

Competitive through-the-cycle
- AISC of ~US$ 10.7k/t achieved in 1Q'26

Well-positioned in a changing geopolitical landscape
- 35% revenue from sales to North America

Long-life, expandable assets
- 20 years life of reserves with significant upside
- ~12 Mt CuEq R+R[1]

Polymetallic assets: >500 ktpy CuEq[2,3] production


Canada[4]
Voisey's Bay
Sudbury
Copper
33%
45%
Nickel
5%
6%
11%
PGMs
Others
Gold
Indonesia & Brazil[4]
Nickel ~100%

[1] Mineral Reserve and Mineral Resource (Measured + Indicated), exclusive of Mineral Reserve. Mineral Resource does not include Inferred Mineral Resource. All statements in VBM ownership basis (PTVI 33.9%). VBM is owned 90% by VSA and 10% by Manara Minerals. The estimate is current as of Dec. 31, 2025. [2] Based on long term production guidance for nickel and copper. [3] Copper equivalent volumes using consensus long term prices of US$ 10,638/t for copper; US$ 17,365/t for nickel; US$ 40,779/t for cobalt; US$ 3,448/tr oz for gold; 1,616/tr oz for Platinum and US$1,186/tr oz for Palladium. [4] Pie chart showing 2025 copper-equivalent production shares, based on long-term consensus prices.

VALE

Cost efficiency and metal price momentum should drive strong performance

Nickel EBITDA generation[1] – US$ million

Nickel price (US$/t)	16,000	18,000	20,000
2026	~1,150	~1,550	~2,000
2027	~1,600	~2,000	~2,450

Nickel free cash flow generation[1] – US$ million

Nickel price (US$/t)	16,000	18,000	20,000
2026	~5	~350	~700
2027	~300	~650	~1,000

Ramp-up of key projects

- *VBME and Onça Puma ramp-up*
- *Lower feed costs; fixed cost dilution*

Significant cost and capital efficiency achieved

- *~US$ 260 million savings in the segment*

Strong by-products revenues from copper, PGMs, PMs and cobalt

- *~40% of segment revenue in 2025*
- *Continued price momentum in 2026*

[1] Assuming analysts' consensus prices for 2026 of: US$ 12,660/t for copper; US$ 54,650/t for cobalt; US$ 5,000/tr oz for gold; 2,170/tr oz for Platinum and US$ 1,680/tr oz for Palladium; and for 2027 of: US$ 12,220/t for copper; US$ 48,550/t for cobalt; US$ 5,000/tr oz for gold; 2,070/tr oz for Platinum and US$ 1,500/tr oz for Palladium.

VALE

Strong fundamentals positioned for re-rating

2026 FCF yield vs. peers[1], consensus – %


7.0%
4.9%
4.8%
4.4%
Vale
Peer 1
Peer 2
Peer 3

Competitive iron ore portfolio
High-quality assets delivering resilient margins and cash flow

Doubling copper capacity
Through disciplined capex in low-risk jurisdictions

Valuable nickel/polymetallic platform
With copper, nickel, gold and cobalt embedded upside

Resilience through-the-cycle
Risk management protecting cash flow generation

[1] Peers refer to diversified peers, comprising BHP, Rio Tinto and Glencore. FCF yield as of May 8, 2026.

VALE